UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                       (Amendment No. ___1___)*

                              GENSYM CORP.
                            (Name of Issuer)

                      Common Stock, $.01 Par Value
                     (Title of Class of Securities)

                                37245R107
                             (CUSIP Number)

       Austin W. Marxe, 153 East 53rd Street, New York, NY  10022
                             (212) 207-6500
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                              November 30, 2001
             (Date of Event Which Requires Filing Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of S240.13d-(e), 240.13d-1(f) or 240.13d-(g), check the following box _X_.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See S240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 37245R107 				Page 2 of 10 Pages

1.   NAME OF REPORTING PERSONS
	SS or I.R.S. IDENTIFICATION NO. OF	ABOVE PERSON

      Special Situations Fund III, L.P. F13-3737427
      MGP Advisers Limited Partnership * F13-3263120


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (a)
                                                    (b) X
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
      Each Fund utilized available cash assets to purchase the securities.

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

NUMBER OF		(7) SOLE VOTING POWER   See Marxe/Greenhouse
SHARES
BENEFICIALLY	(8) SHARED VOTING POWER       None
OWNED BY
 EACH		      (9) SOLE DISPOSITIVE POWER   See Marxe/Greenhouse
REPORTING
PERSON WITH 	(10) SHARED DISPOSITIVE POWER    None


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

          532,100

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.3%

14.  TYPE OF REPORTING PERSON

        IV/IA


*AWM Investment Company, Inc., a Delaware corporation, is the General Partner of this entity.


CUSIP No. 37245R107 				Page 3 of 10 Pages

1.   NAME OF REPORTING PERSONS:
     SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Special Situations Cayman Fund, L.P. (the "Cayman Fund") -	98-0132442
    AWM Investment Company, Inc. ("AWM") 11-3086452

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)
                                                (b) X
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     Each Fund utilized available cash assets to purchase the securities.

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        AWM - Delaware
       The Cayman Fund - Cayman Islands

NUMBER OF		(7) SOLE VOTING POWER   See Marxe/Greenhouse
SHARES
BENEFICIALLY	(8) SHARED VOTING POWER       None
OWNED BY
 EACH		      (9) SOLE DISPOSITIVE POWER   See Marxe/Greenhouse
REPORTING
PERSON WITH 	(10) SHARED DISPOSITIVE POWER    None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

         187,300

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	   2.9%

14.  TYPE OF REPORTING PERSON

        IV/IA



 CUSIP No. 37245R107 					Page 4 of 10 Pages

1.   NAME OF REPORTING PERSONS:
      SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Austin W. Marxe
      David M. Greenhouse

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                       (a)
                                       (b) X
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     Each Fund utilized available cash assets to purchase the securities.

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF		(7) SOLE VOTING POWER        719,400
SHARES
BENEFICIALLY	(8) SHARED VOTING POWER       None
OWNED BY
 EACH		      (9) SOLE DISPOSITIVE POWER    719,400
REPORTING
PERSON WITH 	(10) SHARED DISPOSITIVE POWER    None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

          719,400

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	  10.9%

14.  TYPE OF REPORTING PERSON

        IN



								Page 5 of 10 Pages



                           SCHEDULE 13D

Item 1. Security and Issuer.
This Schedule relates to the common stock (the "Securities") of Gensym Corporation (the "Issuer"). The Issuer's principal executive offices are located at 52 Second Avenue, Burlington, MA 01803.

Item 2. Identity and Background.
This Schedule is filed on behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership ("SSF III"); (ii) Special Situations Cayman Fund, L.P., a Cayman Islands limited partnership (the "Cayman Fund"); (iii) MGP Advisers Limited Partnership, a Delaware limited partnership ("MGP"); (iv) AWM Investment Company, Inc., a Delaware corporation ("AWM"); (v) Austin W. Marxe and (vi) David Greenhouse. Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons."

The principal office and business address of the Reporting Persons, other than the Cayman Fund, is 153 East 53rd Street, 55th floor, New York, NY 10022. The principal office and business address of the Cayman Fund is c/o CIBC Bank and Trust Company (Cayman) Limited, CIBC Bank Building, P.O. Box 694, Grand Cayman, Cayman Islands, British West Indies.

The principal business of SSF III and the Cayman Fund (individually, a "Fund" and, collectively, the "Funds") is to invest in equity and equity related securities. The principal business of MGP is to act as the general partner of and the investment adviser to SSF III. The principal business of AWM is to act as the general partner of MGP and as the general partner of and the investment adviser to the Cayman Fund. MGP and AWM are referred to herein, individually, as an "Adviser" and, collectively, as the "Advisers." The principal occupation of Austin W. Marxe and David Greenhouse, both of whom are United States citizens, is to serve as officers, directors and members or principal shareholders of the Advisers.

Neither any Fund, any Adviser, Austin W. Marxe nor David Greenhouse, during the last 5 years, has been convicted in any criminal proceeding or was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.












								Page 6 of 10 Pages

Item 3. Source and Amount of Funds or Other Consideration.
Each Fund utilized available cash assets to purchase the Securities.

Item 4. Purpose of the Transaction.

   On November 6, 2001, the Reporting Persons, filed a lawsuit in the Court of Chancery for the State of Delaware in and for New Castle County against Gensym Corporation ("the Company") and its Board of Directors (the "Lawsuit"). The Lawsuit alleged, inter alia, that the Board of Directors has breached its fiduciary duty to the Shareholders of Gensym by engaging in wrongful conduct designed to (i) prevent any change in control in the Company, (ii) entrench existing management and (iii) perpetuate themselves in office. Among other things, the Lawsuit sought to enjoin a proposed rights offering approved by the Board and enjoin an asset sale of the Company's valuable Net-Cure business to Rocket Software, Inc. ("Rocket"). Immediately after the Lawsuit was filed, the Company abandoned the rights offering and closed the sale of Net-Cure to Rocket.

   On or about December 5, 2001, the Company announced that Rocket had made a new all-cash offer for the outstanding shares of the Company at a substantial premium to its then-existing market price. Consistent with the allegations contained in the Lawsuit, the Reporting Persons believe that the Company and its Board have a fiduciary duty to the shareholders of the Company to conduct a fair auction of the Company and sell it to the highest bidder in order to maximize shareholder value. Consistent with this fiduciary duty, the Reporting Persons believe that the Company and its board should immediately retain an investment advisor to assist in the sale of the Company. Should the Company and its Board fail to act in a way that is consistent with their fiduciary duties, the Reporting Persons reserve the right to pursue any and all remedies available in the Lawsuit, including the recovery of monetary damages against the individual directors of the Company.

   The Reporting Persons, depending upon the Board's response to Rocket's most recent offer and any other relevant factors, may or may not acquire additional Securities or take other actions. Alternatively, the Reporting Persons may determine to sell or otherwise dispose of some or all of the Securities owned by them, depending upon a continued assessment of the Issuer, the actions of the Board, or other developments. In making any such determinations, the Reporting Persons will consider their goals and objectives, other investment opportunities available to them, as well as other factors.


Item 5. Interest in Securities of the Issuer.

See pps. 2-5 of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

During the month of November, the following Funds disposed of Securities in open market transactions as follows:

							Page 7 of 10 Pages

					Common Shares 	Average Price

(1) Cayman Fund          36,500 			.56
(2) SSF III  		118,500			.55

   No other transactions occurred in the last 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 2 of this Schedule. Based on such Item, Messrs. Marxe and Greenhouse maintain sole voting power and sole dispositive power with respect to the Securities.

Item 7. Material to be Filed as Exhibits.

	The following documents are filed as exhibits to this statement:

	EXHIBIT A		Letter dated August 9, 2001 from Special Situations
				Funds to the Issuer.

					SIGNATURE

 After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 7, 2001

                            SPECIAL SITUATIONS FUND III, L.P.
                            By MGP Advisers Limited Partnership,
    General Partner

 				    ____________________________________
                            By:  /s/ David M. Greenhouse
                                 David M. Greenhouse
                                 Managing Director


                            SPECIAL SITUATIONS CAYMAN FUND, L.P.
                            By AWM Investment Company, Inc.,
				    General Partner

 				    ______________________________________
                            By: /s/ David M. Greenhouse
                                 David M. Greenhouse
                                 Vice President

				   AUSTIN W. MARXE

 				    _____________________________________
                            By: /s/ Austin W. Marxe
						Austin W. Marxe, individually

									Page 8 of 10 Pages

				   DAVID M. GREENHOUSE


                           _________________________
                           By: /s/ David M. Greenhouse
				   	David M. Greenhouse, individually





                     JOINT FILING AGREEMENT

The Reporting Persons acknowledge and agree by certifying this Schedule 13D that the foregoing statement on Schedule 13D is filed on behalf of each of the Reporting Persons and that all subsequent amendments to this statement on
Schedule 13D shall be filed on behalf of each of the Reporting Persons without the necessity of filing additional joint acquisition statements.





































								Page 9 of 10 Pages


EXHIBIT A


August 9, 2001



Board of Directors

Gensym Corporation
52 Second Avenue
Burlington, MA 01803

Attn: Mr. Lowell Hawkinson

Recent events have convinced us that Gensym can no longer survive as an independent entity, and that shareholders' interests would best be served by the Board aggressively pursuing and completing the most favorable merger or sale option available to the Company. We are particularly concerned by the recent change in management and their statement, on the August 6th conference call, that they are considering raising additional capital to remain independent. As most investors are aware, Lowell Hawkinson, who you renamed as CEO this week, managed Gensym as CEO and Chairman of the Board from 1986 to 1999. During Mr. Hawkinson's tenure Gensym's stock price declined from a high of approximately $23 in 1996, just after the company's IPO, to approximately $4 when he resigned as CEO in 1999. It is our belief that Mr. Hawkinson now intends to raise additional capital so Gensym can remain independent with him as CEO. In order to do so, Mr. Hawkinson will be forced to raise capital at extremely dilutive levels (probably a discount to the current share price of $.55) which is not in the shareholders' best interest.

During the past 2 years, the Board of Directors used significant cash reserves to develop new technology for the NetCure product. Given Mr. Hawkinson's admission that the company does not now have the resources necessary to fully exploit this new technology, we are convinced that the company should be sold or merged with another entity that will be able to realize the value of both G2 and NetCure.

 Although our preference would be for Gensym to complete a stock merger with a strong partner, thus allowing current shareholders to participate in the potential upside of the NetCure product, we think the Board should vigorously pursue the Rocket Software non-binding offer to acquire Gensym. Rocket's initial offer was $.80 per share, a large premium to Gensym's current share price. There may be an opportunity to engage Rocket in merger negotiations that could lead to a sweetened offer by Rocket. The announcement that the Board will begin earnest negotiation with Rocket may also encourage other purchasers or merger partners to step forward.






								Page 10 of 10 Pages


In summary, we believe that Gensym should now aggressively pursue the best offer to merge or sell Gensym that will maximize shareholder value. We strongly discourage management and the Board from attempting to raise additional equity capital at the current stock price. Unfortunately, we have completely lost confidence in management and believe that a sale or merger of Gensym would best serve its shareholders.

Sincerely,


/s/David M. Greenhouse
David M. Greenhouse
Special Situations Funds

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